                                                            FILE NO. 70-



                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM U-1

                                DECLARATION UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                    VERMONT YANKEE NUCLEAR POWER CORPORATION
                               185 Old Ferry Road
                           BRATTLEBORO, VERMONT 05301
                 -----------------------------------------------
                     (Name and principal executive office of
                         company filing this statement)

                                NATIONAL GRID USA

                           NATIONAL GRID TRANSCO PLC

                               NORTHEAST UTILITIES
                 -----------------------------------------------
                   (Name of top registered holding companies)

                                John Boguslawski
                          Vice President and Controller
                    Vermont Yankee Nuclear Power Corporation
                               185 Old Ferry Road
                           Brattleboro, Vermont 05301
               -----------------------------------------------
                   (Name and address of agent for service)


      The Commission is requested to send copies of all notices, orders and communications in connection with this declaration to:

                               Hemmie Chang, Esq.
                                  Ropes & Gray
                             One International Place
                           Boston, Massachusetts 02110

ITEM 1.     DESCRIPTION OF PROPOSED TRANSACTION

A.    SUMMARY OF PROPOSED TRANSACTION

      Vermont Yankee Nuclear Power Corporation ("Vermont Yankee"), having sold substantially all its assets as described below and anticipating a decreased level of business operations in the future, proposes to declare and pay one or more dividends out of capital in the aggregate amount of up to $43,000,000 in order to reduce its equity capital to a level more commensurate with its activities. Vermont Yankee intends to declare and pay these aggregate dividends in one or more steps over the next year, with all such dividends to be declared and paid by December 31, 2003. In addition, Vermont Yankee proposes to offer to repurchase and to repurchase, again out of available cash, the shares of its Common Stock held by its Non-Vermont Sponsors (defined below) at their then stated value, currently estimated to be $23.03 per share at the time of repurchase, as the final step in the restructuring mandated for those utilities designed to disengage them from nuclear generation. Vermont Yankee also intends to carry out this repurchase transaction in one or more steps over the next year, with all such repurchases to be completed by December 31, 2003. Thereafter, Vermont Yankee will maintain minimum equity until it ultimately prepares to liquidate and wrap up its affairs. This planned dividend issuance and stock repurchase activity is consistent with filings made with the Vermont Public Service Board in Docket 6345 in connection with the approval of the sale of the Vermont Yankee Nuclear Power Corporation assets.

B.    DESCRIPTION OF VERMONT YANKEE NUCLEAR POWER CORPORATION

      Vermont Yankee, a Vermont corporation incorporated on August 4, 1966, is an indirect subsidiary of National Grid USA, National Grid Transco Plc and Northeast Utilities, which are registered holding companies under the Public Utility Holding Company Act of 1935 (the "Act"). Vermont Yankee operated a boiling water nuclear powered electric generating plant in Vernon, Vermont (the "Plant") from 1972 to July, 2002, when the Plant was sold.

      Eight sponsoring utilities (the "Sponsors") own the entire common capital stock of Vermont Yankee in the percentages shown in the table below. The Sponsors have each entered into Power Contracts with Vermont Yankee dated February 1, 1968, as amended, Additional Power Contracts with Vermont Yankee dated February 1, 1984, and 2001 Amendatory Agreements with Vermont Yankee dated September 21, 2001 (collectively, the "Power Contracts", see Exhibit A-1 hereto) that entitle and obligate them to pay the operating costs of Vermont Yankee and to repurchase from Vermont Yankee the output of the Plant (see Background discussion below) in the stated Entitlement Percentages set forth in the table below.

         Sponsoring              Holding                     Percentage   Entitlement
           Company               Company                      of Stock    Percentage
           -------               -------                      --------    ----------

      Central Vermont Public     N/A                           33.23%        35.0%
        Service Corporation(1)

      Green Mountain Power       N/A                           18.99%        20.0%
        Corporation(1)

--------------------

(1) A Vermont Sponsor.


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

      New England Power          National Grid USA,            23.90%        22.5%
        Company(2)                 National Grid Transco Plc

      The Connecticut Light      Northeast Utilities           10.09%         9.5%
        and Power Company(2)

      Central Maine Power        N/A                            4.25%         4.0%
        Company(2, 3)

      Public Service Company     Northeast Utilities            4.25%         4.0%
        of New Hampshire(2)

      Western Massachusetts      Northeast Utilities            2.65%         2.5%
        Electric Company(2)

      Cambridge Electric Light   N/A                            2.66%         2.5%
        Company(2)


C.    BACKGROUND

      Vermont Yankee was organized in 1966 for the purpose of constructing and operating the Plant and selling its electrical output to the Sponsors. The Plant began commercial operation on December 1, 1972 and has operated successfully since then. With the trend toward restructuring of the utility industry in the 1990s, the Sponsors and Vermont Yankee began a search for a purchaser of the Plant in 1997, which culminated in a Purchase and Sale Agreement, dated August 15, 2001 (the "Purchase Agreement"), among Vermont Yankee, Entergy Nuclear Vermont Yankee, LLC ("ENVY") and Entergy Corporation. The Closing under the Purchase Agreement occurred on July 31, 20024. That transaction also involved Vermont Yankee entering into a Power Purchase Agreement, dated September 6, 2001, with ENVY, pursuant to which Vermont Yankee agreed to purchase from ENVY for resale at wholesale the output of the Plant through March 21, 2012. Under the Power Contracts each Sponsor agrees to repurchase at cost from Vermont Yankee its Entitlement Percentage of that output and to pay its aliquot share of Vermont Yankee's other operating expenses, including any liabilities under the Purchase Agreement. The Power Contracts have been approved as wholesale tariffs by the Federal Energy Regulatory Commission ("FERC").

      As of the close of business on July 31, 2002, Vermont Yankee's current capital (including Other Paid-In Capital, Capital Stock Expense, and Retained Earnings) consists of $55,911,468 of equity evidenced by 369,149 shares of Common Stock, $100 par value per share, which are held by the eight Sponsors in the proportions indicated above.

      As a single purpose utility corporation, Vermont Yankee's economic life has been, and will continue to be, primarily keyed to the operating licensed life (March 21, 2012) of the Plant.


--------------------

(2) A Non-Vermont Sponsor.

(3) Central Maine Power Company is an indirect subsidiary of Energy East Corporation, a registered holding company under the Act. Central Maine Power Company owns 4.25% of the outstanding common stock of Vermont Yankee and therefore Vermont Yankee is not a subsidiary of either Central Maine Power Company or Energy East Corporation for purposes of the Act and this Declaration.

(4) The transaction under the Purchase Agreement involved the indirect sale of utility assets by the registered holding company parents of certain of the Sponsors, listed above. See Commission File Nos. 70-10025, 70-10033 and 70-10070.


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
      In addition, there are balance sheet adjustments which must be made so that all assets are appropriately characterized consistent with rate recovery. The unamortized balance of all assets of Vermont Yankee are being amortized as regulatory assets as authorized by FERC over the original operating licensed life of the Plant. The recoveries of all investments and assets have been approved by FERC in docket ER02-211-000 and are anticipated to be recovered in cost of service rates by March 21, 2012. In the event additional costs of service (operating and/or expense) requirements are needed at any future period, the Power Contracts impose a non-cancelable obligation on the Sponsors to pay such costs of service expenses.

      The present equity capital of $ 57,249,189 (as of September 30, 2002) was appropriate so long as Vermont Yankee owned and operated substantial generating assets. However, after the Closing of the Purchase Agreement, Vermont Yankee has become a pass-through entity for the purchase and resale at wholesale of the output of the Plant. Because less capital funds will be required to amortize any of the remaining regulatory assets or to fund any of those remaining end of life obligations, Vermont Yankee believes that appropriate steps should be taken to reduce Vermont Yankee's outstanding equity contemporaneously with its write-down of its assets.

      Vermont Yankee's capital structure as of September 30, 2002 was as follows:

         Component                    ($000)                  % of Total
         ---------                    ------                  ----------

Common Equity                      $57,249,189                  100.00%

Total                              $57,249,189                  100.00%

      To accomplish the reduction of equity Vermont Yankee proposes a process with two components: (1) Upon receipt of regulatory approval, Vermont Yankee will declare and pay one or more dividends, payable out of capital, up to an aggregate of $116.48 per share (or up to an aggregate of $43,000,000 for all such dividends). This will reduce the current capital to approximately $8,500,000or $23.03 per share assuming payment of the maximum aggregate dividends described above; and (2) Vermont Yankee will offer to repurchase, and will repurchase (in one or more steps) the shares of its Common Stock held by its Non-Vermont Sponsors at their then stated value of $23.03 per share. The repurchase price would also be paid out of capital and would reduce the stated capital of Vermont Yankee to approximately $4,500,000 (assuming that all shares are repurchased from the Non-Vermont Sponsors and that the maximum aggregate dividends described above are paid). As noted, both the declaration and payment of dividends and the repurchases of shares from the Non-Vermont Sponsors would occur in one or more steps on or prior to December 31, 2003.

      Because of the decreased role that Vermont Yankee will play during the balance of the term of its Power Contracts with its Sponsors, primarily as a purchaser and reseller at wholesale of the power produced by the Plant and in the payment of certain retained liabilities and the collection of certain potential claims under the Purchase Agreement, Vermont Yankee believes that the amount of equity capital needed to carry on its business will be less than was historically required. The two Vermont Sponsors, Central Vermont Public Service Corporation and Green Mountain Power Corporation have agreed to remain as stockholders of Vermont Yankee during this period. Vermont Yankee expects to be able to satisfy its needs for cash with revenues paid to it under the Power Contracts. Accordingly, Vermont Yankee believes that the amount of capital that will remain after consummation of the transactions described in this Declaration will be sufficient to meet its ongoing business needs.

D.    Rule 54 Analysis



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
      Under Rule 54 promulgated pursuant to the Act, the Commission may not consider the effect of capitalization or earnings of any subsidiary which is an exempt wholesale generator ("EWG") or foreign utility company ("FUCO") upon a registered holding company system if Rules 53(a), (b) and (c) promulgated pursuant to the Act are satisfied. Set forth below is an analysis regarding Rule 54 with respect to each registered holding company parent of the Company.

1.    National Grid Transco Plc.

      By order dated October 16, 2002, Holding Co. Act Release No. 27577 (SEC File No. 70-10067), the Commission authorized National Grid Group plc ("National Grid") to issue and sell up to $20 billion of securities to finance the acquisition of interests in one or more FUCOs and, in particular, the issuance and sale of National Grid's common stock in connection with a merger with Lattice Group plc ("Lattice Group"), a U.K.-organized FUCO. National Grid completed the merger with Lattice Group on October 21, 2002 and lattice Group is now a subsidiary of National Grid, which has changed its name to National Grid Transco plc ("NGT"). As of October 21, 2002, NGT had an aggregate investment as defined under Rule 53, in FUCOs of approximately $12.6 billion NGT has no investments in EWGs.

      As of March 31, 2002. NGT's consolidated retained earnings calculated in accordance with U.S. GAAP was $2.976 billion. Although the Lattice Group merger increased NGT's common stock equity, it did not increase retained earnings. Consequently, NGT's aggregate investment in FUCOs as a percentage of its consolidated retained earnings is now approximately 42.3% based on the retained earnings as of March 31, 2002 and the current FUCO investment of approximately $12.6 billion. NGT, therefore, does not qualify for the safe harbor in Rule 53(a) because NGT's aggregate FUCO investment exceeds 50% of its consolidated retained earnings. In addition, as provided in Rule 53(b)(3), relief under Rule 53(a) is not available because write-downs of $1,140.9 million associated with NGT's telecommunications investments, held indirectly by NGT's FUCO, National Grid Holdings Limited, contributed to reported operating losses of $186.3 million for NGT on a consolidated basis in the fiscal year ended March 31, 2002. Because such operating losses exceed 5% of National Grid's consolidated retained earnings for the year (5% of $2.976 billion is $148.8 million), the threshold in Rule 53(b)(3) is triggered.

      The Commission found in the October 16, 2002 order, however, that NGT had satisfied the requirements of Rule 53(c) and had demonstrated that, as provided in Rule 53(c)(1), the issuance and sale of securities by NGT to finance FUCO investments "will not have a substantial adverse impact upon the financial integrity of the registered holding company system." In addition, the Commission found that as provided in Rule 53(c)(2), the proposed use of financing proceeds to invest in FUCOs "will not have an adverse impact on any utility subsidiary of the registered holding company, or its customers, or on the ability of state commissions to protect such subsidiary or customers." The record in that recent matter is fully developed and NGT relies on the record therein and the Commission's October 16, 2002 order to establish compliance with the terms of Rule 53 for purposes of its analysis under Rule 54. NGT incorporates the discussion of its compliance with Rule 53, Item I.D.3 of Amendment No. 2 to its Application-Declaration on Form U-1 in SEC File No. 70-10067 (filed October 14, 2002) herein by reference.

2.    Northeast Utilities.

      Except in accordance with the Act, neither Northeast Utilities nor any subsidiary thereof (a) has acquired an ownership interest in an EWG or a FUCO, as defined in Sections 32 and 33 of the Act, or (b) now is or as a consequence of the transactions proposed herein will become a party to, or has or will as a consequence of the transactions proposed herein have a right under, a service, sales, or construction contract with an EWG or a FUCO. None of the proceeds from the transactions proposed herein will be used by Northeast Utilities and its subsidiaries to acquire any securities of, or any interest in, an EWG or a FUCO.

      Northeast Utilities currently meets all of the conditions of Rule 53(a), except for clause (1). At June 30, 2002, Northeast Utilities' "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $
448.2 million, or approximately 67% of Northeast Utilities average "consolidated retained earnings," ("CRE") also as defined in Rule 53(a)(1), for the four quarters ended June 30, 2002 ($670.7 million). With respect to Rule 53(a)(1), however, the Commission has determined that Northeast Utilities financing of its investment in Northeast Generation Company ("NGC"), Northeast Utilities only current EWG or FUCO, in an amount not to exceed $481 million or 83% of its "average consolidated retained earnings" would not have either of the adverse effects set forth in Rule 53(c). See Northeast Utilities, Holding Company Act Release No. 27148, dated March 7, 2000 (the "Rule 53(c) Order"). Northeast Utilities continues to assert that its EWG investment in NGC will not adversely affect the System.

      In addition, Northeast Utilities and its subsidiaries are in compliance and will continue to comply with the other provisions of Rule 53(a) and (b), as demonstrated by the following determinations:

      (i) NGC maintains books and records, and prepares financial statements, in accordance with Rule 53(a)(2). Furthermore, Northeast Utilities has undertaken to provide the Commission access to such books and records and financial statements, as it may request;

      (ii) No employees of Northeast Utilities public utility subsidiaries have rendered services to NGC;

      (iii) Northeast Utilities has submitted (a) a copy of each Form U-1 and Rule 24 certificate that has been filed with the Commission under Rule 53 and (b) a copy of Item 9 of the Form U5S and Exhibits G and H thereof to each state regulator having jurisdiction over the retail rates of Northeast Utilities public utility subsidiaries;

      (iv) Neither Northeast Utilities nor any subsidiary has been the subject of a bankruptcy or similar proceeding unless a plan of reorganization has been confirmed in such proceeding;

      (v) Northeast Utilities average CREs for the four most recent quarterly periods have not decreased by 10% or more from the average for the previous four quarterly periods; and

      (vi) In the previous fiscal year, Northeast Utilities did not report operating losses attributable to its investment in EWGs/FUCOs exceeding 3 percent of Northeast Utilities consolidated retained earnings.

      The proposed transactions, considered in conjunction with the effect of the capitalization and earnings of Northeast Utilities EWGs and FUCOs, would not have a material adverse effect on the financial integrity of the Northeast Utilities system, or an adverse impact on Northeast Utilities public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers. The Rule 53(c) Order was predicated, in part, upon an assessment of Northeast Utilities overall financial condition which took into account, among other factors, Northeast Utilities consolidated capitalization ratio and its retained earnings, both of which have improved since the date of the order. Northeast Utilities EWG investment (it has no FUCO investment) has been profitable for all quarterly periods ending June 30, 2000 through June 30, 2002 (NGC was acquired in March 2000). As of December 31, 1999, the most recent period for which financial statement information was evaluated in the Rule 53(c) Order, Northeast Utilities consolidated capitalization consisted of 35.3% common equity and 64.7% debt (including long and short-term debt, preferred stock, capital leases and guarantees). As of June 30, 2000, the end of the first quarter after the issuance of the Rule 53(c) Order, the consolidated capitalization ratios of Northeast Utilities, with consolidated debt including all short-term debt and non-recourse debt of the EWG, were as follows:

                                   As of June 30, 2000
                                 (thousands
                                 of dollars)        %
                                 -----------      -----
Common shareholders' equity       2,365,854        36.9
Preferred stock                     277,700         4.3
Long-term and short-term debt     3,768,353        58.8
                                  ---------       -----
                                  6,411,907       100.0

      The consolidated capitalization ratios of Northeast Utilities as of June 30, 2002, with consolidated debt including all short-term debt and non-recourse debt of the EWG, were as follows:

                                  As of  June 30, 2002
                                 (thousands
                                 of dollars)        %
                                 -----------      -----
Common shareholders' equity       2,143,719        31.2
Preferred stock                     116,200         1.7
Long-term and short-term debt     2,615,924        38.0
Rate Reduction Bonds              2,001,191        29.1
                                                  -----
                                  6,877,034       100.0

      Northeast Utilities consolidated retained earnings increased from $581.8 million as of December 31, 1999 to $678.6 million as of June 30, 2002. NGC has made a positive contribution to earnings by contributing approximately $129.8 million in revenues in the twelve months period ended June 30, 2002 and net income of $34.8 million for the same period. Accordingly, since the date of the Rule 53(c) Order,


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
Northeast Utilities investment in EWGs and FUCOs has not had an adverse impact on Northeast Utilities financial integrity.

ITEM 2.     FEES, COMMISSIONS AND EXPENSES.

      Estimated expenses of Vermont Yankee in connection with the repurchase of stock are as follows: $50,000 for legal fees, $25,000 for accounting fees and $5,000 for miscellaneous expenses, for an estimated total of $80,000.

ITEM 3.     APPLICABLE STATUTORY PROVISIONS.

      Vermont Yankee is an indirect subsidiary of National Grid USA, National Grid Transco Plc and Northeast Utilities, each of which is a registered holding company. The payment of a dividend out of capital and the repurchase of Vermont Yankee's common stock from certain of its Sponsors is therefore subject to the provisions of Section 12(c) of the Act and of Rules 42 and 46 thereunder.

ITEM 4.     REGULATORY APPROVAL.

      No other state commission or any Federal Commission, other than the Securities and Exchange Commission, has jurisdiction over the proposed transactions.

ITEM 5.     PROCEDURE.

      Vermont Yankee does not request a hearing on this Declaration and requests that the Commission issue its order as soon as practicable after the filing hereof, and further requests that such order specify, in accordance with Rule 24(c)(1), that the payment of dividends and the repurchases of stock described herein may be carried out in one or more transactions prior to December 31, 2003.

      Without prejudice to its right to modify the same if a hearing should be ordered on this Declaration, Vermont Yankee hereby makes the following specifications required by paragraph (B) of Item 5 of Form U-1;

      1. There should not be a recommended decision by a hearing officer or any other responsible officer of the Commission.

      2. The Division of Investment Management may assist in the preparation of the Commission's decision.

      3. There should not be a 30-day waiting period between issuance of the Commission's order and the date on which it is to become effective.

ITEM 6.     EXHIBITS AND FINANCIAL STATEMENTS.

(a)   EXHIBITS:

      A-1 Corporate Form of Power Contracts dated February 1, 1968, as amended (filed herewith), Additional Power Contracts dated February 1, 1984 (filed herewith), and 2001 Amendatory Agreements dated September 21, 2001 (incorporated by reference to Exhibit B-3 of the Application/Declaration on Form U-1 of Vermont Yankee filed January 11, 2002 (File No. 70-10027); Exhibit B-3 of the Application/Declaration on Form U-1 of National Grid Group Plc and National Grid USA filed January 11, 2002 (File No. 70-

            10025); and Exhibit B-3 of the Application/Declaration on Form U-1 of Northeast Utilities filed January 11, 2002 (File No. 70-10033)).

      A-2   Vermont Yankee Articles of Incorporation.

      F-1 Opinion of Company counsel as to matters required by Instruction F-1 to Exhibits to Form U-1. (To be filed by amendment.)

      I-1   Proposed Form of Notice.

(b)   FINANCIAL STATEMENTS

      Filed herewith:

      J-1   Balance Sheet of Vermont Yankee as of September 30, 2002.

      J-2 Statements of Income of Vermont Yankee for the Twelve-Months Ended September 30, 2002.

      Financial Statements of the top registered holding companies, National Grid USA, National Grid Transco Plc and Northeast Utilities, have been omitted as not being necessary to a consideration of this Declaration.

ITEM 7.     INFORMATION AS TO ENVIRONMENTAL EFFECTS.

      The proposed transactions do not involve a major Federal action significantly affecting the quality of the human environment.


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
                                     SIGNATURE

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

                                      VERMONT YANKEE NUCLEAR POWER CORPORATION




                                      By: /s/ John Boguslawski
                                         -------------------------------------
                                         John Boguslawski, Vice President and
                                         Controller

November 4, 2002

                                    EXHIBITS

                                  (a) EXHIBITS

A-1 Corporate Form of Power Contracts dated February 1, 1968, as amended, and Additional Power Contracts dated February 1, 1984.

A-2   Vermont Yankee Articles of Incorporation

I-1   Proposed Form of Notice.


                             (b) FINANCIAL EXHIBITS

J-1   Balance Sheet of Vermont Yankee as of September 30, 2002.

J-2 Statements of Income of Vermont Yankee for the Twelve-Months Ended September 30, 2002.




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